Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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The following slides were used or will be used in connection with investor conferences commencing on January 12, 2004.

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[LOGO]

Larry Glasscock, Chairman, President and Chief Executive Officer

[LOGO]

Leonard Schaeffer, Chairman and Chief Executive Officer

January 12, 2004

SAFE HARBOR STATEMENT UNDER THE PRIVATE SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U. S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www. sec. gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8- K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/ prospectus filed with the SEC.

Agenda

• WellPoint Profile

• Anthem Profile

• Merger Summary

[LOGO]	[LOGO]

WellPoint Profile

• Second largest health plan in U. S.

• Broad range of medical and specialty products

• Organized by customer segment with a diverse customer base

• Regional geographic focus

• One Company, multiple brands

[GRAPHIC]

[LOGO]

Broad Product Choice

[CHART]

[LOGO]

Organized by

Customer Segment . . .

Market Segment	Size
Individual	1
Senior	1
Small Group	2-50
Key Accounts	51-250
Major Accounts	251-2,000
Special Accounts	2,001+
Public Entities*	varies
State Sponsored Programs**	varies

* Employees of schools, municipalities, Federal Employees Program

** Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs

… to better understand and meet the

unique needs of these customers

[LOGO]

Diverse Customer Base

[CHART]

* Includes 1. 4 million network access members

[LOGO]

Regional Concentration

• Health care is locally delivered and locally consumed

• Better network leverage

• Greater actuarial precision

• More efficient marketing/operations

[GRAPHIC]

[LOGO]

Membership Growth

Total Medical Membership

(in thousands)

[CHART]

*Reflects growth from September 30, 2002

[LOGO]

Big Plans Will Get Larger

Top Ten Health Plans*

[CHART]

* Top 10 Health Plans as of 6/30/03: UNH, WLP, AET, CI, ATH, Kaiser Foundation, Health Care Services Corp., HUM, HNT, WC

Source: Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U. S. Census Bureau, and SEC filings of publicly traded companies

[LOGO]

Fragmented Industry

Many smaller, regional players in key geographies

[GRAPHIC]

Represents more than 18 million lives in these states

Sources: InterStudy PPO Directory and Performance Report 3.0;

The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

[LOGO]

Uninsured Opportunity

[CHART]

Source: NIHCM Foundation, 2002, RWJF-sponsored project. Based on 2001 data.

[LOGO]

Ethnic Outreach Programs

• Agent support	[GRAPHIC]
• Community programs
• Media relations
• Partnership activities

• Example: HealthyCheck Program in California

— Experience higher incidence of preventable and manageable chronic diseases

— Limited access to health care services

— Affordable and convenient preventive health screenings

— Partner with hospitals

[LOGO]

Targeted Medical Management

[CHART]

[LOGO]

Cost Variations

                                                                                [GRAPHIC]

		Total Abdominal	Cholecystectomy	Total Knee
		Hysterectomy		Replacement
[GRAPHIC]	CA Hospital A	$25,100	$27,000	$28,700
	CA Hospital B	$2,200	$1,700	$3,000

[GRAPHIC]	GA Hospital A	$11,400	$12,500	$21,100
	GA Hospital B	$2,800	$2,800	$8,700

[GRAPHIC]	MO Hospital A	$26,200	$18,200	$119,400
	MO Hospital B	$3,100	$9,600	$24,900

[GRAPHIC]	TX Hospital A	$37,700	$18,600	$41,000
	TX Hospital B	$14,700	$2,100	$24,700

[LOGO]

Health Coaching Model

[GRAPHIC]

[LOGO]

WellPoint Pharmacy Management

• Fourth largest PBM with approximately 31 million members

• Offers full spectrum of PBM services

[CHART]

• Provide innovative programs to manage drug trend

• Clinical programs are outcomes-focused and patient-centric

[LOGO]

Other Specialty Products

[GRAPHIC]	Dental	PPO, DHMO & FFS

[GRAPHIC]	Life	Basic & supplemental group term, dependent coverage, AD&D

[GRAPHIC]	Disability	Group STD & LTD

[GRAPHIC]	Behavioral Health	Full range of Behavioral Health services, including EAP plans

[GRAPHIC]	WC MCS	Network management, bill review, medical management and case management, all on non-risk basis

[LOGO]

Specialty Products Contribute

to WellPoint’s Profitability

Total WellPoint Profitability*

[CHART]

*Excluding corporate and other segment

**Represents growth in segment net income for the 9 months ended September 30, 2003 versus the comparable prior-year period

[LOGO]

Leveraging Technology to

Improve Margins

G & A Expense Ratio Trends*

[GRAPH]

* General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined

[LOGO]

WLP Financial Highlights

[CHART]

*As of December 31, 2002. CAGR = (FV/ PV)1/n-1, where FV is the future value, PV is the present value, and n is the number of years.

[LOGO]

WLP Financial Highlights

[CHART]

(a) Before extraordinary items and cumulative effect of accounting change, if applicable

(b) 1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii) $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii) $18 million of investment gains in HPI, net of tax

(c) 1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d) 2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax

(e) As of December 31, 2002. CAGR = (FV/ PV)1/n-1, where FV is the future value, PV is the present value, and n is the number of years.

[LOGO]

Agenda

• WellPoint Profile

• Anthem Profile

• Merger Summary

[LOGO]	[LOGO]

Anthem Profile

[GRAPHIC]

• Full range of healthcare and specialty products	• Regional business model
• National capabilities
• Among the fastest growing healthcare companies	• BCBS licenses in 9 states
• #1 market share in 8 of 9 states
• 11.8 million medical members

[LOGO]

Executing a Simple Strategy

[GRAPHIC]

[LOGO]

Profitable Enrollment Growth

9% Same Store CAGR, 1999 - 2004E

(In Millions)

[CHART]

[LOGO]

National Accounts

Gaining Strength in the Market Place

• Strong retention of existing accounts

• 30 new account wins for 1Q04

Value Proposition

• Blue Cross Blue Shield Brand

• Access to BlueCard networks nationwide

• ClaimsQuest

• Interactive Realtime Information System (IRIS)

• Dedicated Business Unit Model

[LOGO]

Specialty Product Opportunities

Cross Selling to Existing Customers

[GRAPHIC]

Total Benefit Solutions for Customers

Specialty membership as of September 30, 2003

[LOGO]

Administrative Expense Discipline

[CHART]

[LOGO]

Optimize the Cost of Care

[CHART]

Quality Care Through Physician Collaboration

[LOGO]

Improving the Health of the

People We Serve

[GRAPHIC]

[LOGO]

Excellent Customer Service

[CHART]

Source: Smith Barney Health Benefit Survey, Sept. 29, 2003.

[LOGO]

Strong Cash Management

Operating Cash Flow

($ in millions)

[CHART]

[LOGO]

Long Term Earnings Growth

15% + Earnings Growth Model

[GRAPHIC]

[LOGO]

Strong Financial Momentum

[CHART]

[LOGO]

Agenda

• WellPoint Profile

• Anthem Profile

• Merger Summary

[LOGO]	[LOGO]

Transaction Summary

Consideration Per WLP Share:	1 ATH share + $23.80 cash
Name:	WellPoint, Inc.
Headquarters:	Indiana
Board Representation:	58% Anthem, 42% WellPoint
Chairman:	Leonard Schaeffer
President and CEO:	Larry Glasscock
Chief Financial Officer:	David Colby
Co-Heads of Integration:	Mike Smith, Alice Rosenblatt

[LOGO]	[LOGO]

Leading Market Positions

[GRAPHIC]

[LOGO]	[LOGO]

Merger Implications

• Significant opportunities for corporate cost reduction

— $250 million in annual pre-tax synergies by 2006

• Accretive in 2004, excluding refinancing costs

• 4% to 6% accretion in 2005

• Building on combined strength in medical management

• Using technology to support information-based consumer decisions

[LOGO]	[LOGO]

Growth Opportunities

• Strong track record of organic growth

• WellPoint expertise in individual and small group

• Anthem experience with national accounts

• Increased value and penetration of PBM services

• Cross-sell other specialty products

[LOGO]	[LOGO]

The Underwriting Cycle

Is Becoming a Myth

• Generally self-inflicted cycles in the past

• Track records of underwriting discipline

• Industry consolidation since mid-90’s mitigates risk

• Fewer, more disciplined Blues

• Better prediction of medical costs

[LOGO]	[LOGO]

Disappearance of the

Underwriting Cycle

[GRAPH]

Source: BCBSA, 2002

[LOGO]	[LOGO]

Merger Update

• S-4 filed 11/ 26/ 2003 — “no-review” by SEC

• Form A’s being filed with state regulators

• HSR process proceeding on schedule

• BCBSA application submitted

• Anticipate mid-2004 closing

[LOGO]	[LOGO]

Merger Summary

• Solid operational and financial performance

• Increased scale benefits

— Service enhancements

— Spread fixed administrative costs over larger membership base

— Competitive prices

• Focus on customers

• Well-positioned for continued growth

[LOGO]	[LOGO]